EX-FILING FEES

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

IDR Core Property Index Fund Ltd

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$447,581(1)	0.01102%	$49.32(2)
Fees Previously Paid
Total Transaction Valuation	$447,581
Total Fees Due for Filing			$49.32
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due			$49.32

(1)	Calculated as the aggregate maximum purchase price for shares.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2023, equals $110.20 per million dollars of the value of the transaction.